Annual Report

Cover Page

Name of issuer:

Hobbydb Corp

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 10/1/2013

Physical address of issuer:

1500 S Vona Ct
Superior CO 80027

Website of issuer:

https://www.hobbydb.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$242,029.00	$341,404.00
Cash & Cash Equivalents:	$45,261.00	$112,406.00
Accounts Receivable:	$41,702.00	$57,791.00
Short-term Debt:	$204,585.00	$139,189.00
Long-term Debt:	$61,795.00	$57,919.00
Revenues/Sales:	$469,148.00	$443,779.00
Cost of Goods Sold:	$101,843.00	$127,571.00
Taxes Paid:	$0.00	$0.00
Net Income:	($254,729.00)	($162,993.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Hobbydb Corp

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ted Huffman	President	Addion	2020
Peter Reschke	Retired	N/A	2020
Christian Braun	CEO	hobbyDB	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Christian Braun	CEO	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Christian Braun	4896309.0 Common and Preferred	30.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company and Its Business

We have a limited operating history.

We have only been in business since 2013. While in that time we have gone from concept to a few hundred thousand users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business.

There have been many entrants trying to reach sub-segments of our target audience and provide similar services. Additionally, we recognize that the large ecommerce firms such as Amazon or eBay might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

Our business depends on our ability to maintain and scale our technical infrastructure.

Our reputation and ability to attract, retain, and serve our users depend on the reliable performance of our site and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If hobbyDB is unavailable when users attempt to access it, users may not continue using our services.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

We have historically experienced net operating losses and may not be consistently profitable for the foreseeable future.

We have experienced past net operating losses since inception of hobbyDB and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

Changes to Legislation and Taxes

Various U.S. States had enacted marketplace facilitator laws and more states might do so. We will have to be compliant when relevant thresholds are met and are currently changing our business model so that we are not regulated by these marketplace facilitator laws.

You will not have significant influence on the management of the company.

The day to day management, as well as big-picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business
- Our ability to manage the company's growth
- Whether we can manage relationships with key vendors that are needed to provide our services
- Competition
- Our ability to retain existing key management, to integrate future hires and to attract, retain and motivate qualified personnel
- The overall strength and stability of domestic and international economies
- Consumer spending habits

An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	23,000,000	5,704,764	Yes
Preferred Stock	15,000,000	10,616,093	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	56,117
Options:	555,556

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	PayPal
Issue date	01/06/20
Amount	$209,709.00
Outstanding principal plus interest	$34,951.23 as of 12/11/22
Interest rate	0.0% per annum
Current with payments	Yes

There is no maturity and the loan gets repaid with 15% of PayPal receipts (and has been mostly paid back already).

Loan

Lender	Intuit
Issue date	03/08/22
Amount	$65,000.00
Outstanding principal plus interest	$29,844.20 as of 12/11/22

Interest rate	9.99% per annum
Maturity date	09/09/23
Current with payments	Yes

This is a Standard Loan.

Loan

Lender	Christian Braun
Issue date	12/02/22
Amount	$36,932.00
Outstanding principal plus interest	$36,922.00 as of 12/12/22
Interest rate	0.0% per annum
Current with payments	Yes

Part of Team Loan (deferred salary)

Loan

Lender	3 Team Members
Issue date	12/02/22
Amount	$39,411.00
Outstanding principal plus interest	$39,411.00 as of 12/12/22
Interest rate	0.0% per annum
Current with payments	Yes

Part of Team Loan (deferred salary)

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$13,329	General operations
12/2018	Regulation D, Rule 506(b)	Preferred stock	$240,000	General operations
9/2019	Regulation D, Rule 506(b)	Preferred stock	$260,000	General operations
4/2020	Regulation Crowdfunding	Priced Round	$273,629	General operations
5/2020	Regulation D, Rule 506(b)	Preferred stock	$10,000	General operations
12/2020	Regulation Crowdfunding	Priced Round	$139,294	General operations
12/2021	Section 4(a)(2)	Preferred stock	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Christian Braun
Amount Invested	$36,932.00
Transaction type	Loan
Issue date	12/02/22
Outstanding principal plus interest	$36,922.00 as of 12/12/22
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	CEO, Director and Major Shareholder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Built and Owned by Collectors like you

Collectibles is a completely underserved, $500 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 80 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.

Built by collectors for collectors (and now owned by collectors), hobbyDB is the ultimate home for collectors and fans worldwide. With a powerful and detailed database of collectibles super-powered with a price guide, you can explore any fandom, track your collection, and use our secure marketplace to safely buy and sell.

With more than 100 million items in the database and 20 million price points in our price guide we'll be the Wikipedia/Kelly Blue Book of collecting. The default place everyone goes for information on collectibles and fandoms - and the most trusted collectors' marketplace for 10 million users. With our user base growing fast and $5.7B worth of items in their collections already, we're well on our way. These future projections cannot be guaranteed.

Milestones

Hobbydb Corp. was incorporated in the State of Delaware in October 2013.

Since then, we have:

- We believe we are poised to conquer an underserved, $500B market comprised of 75 million collectors
- hobbyDB is home to 580,000 collectors who have collections worth $5.7 Billion
- Our App continues to grow with more than 200,000 Downloads and a 4.8 rating on iOS

- Funko is profitable for us, representing an annual contribution of $420,000, growing 68% YoY.

- Backed by industry veterans including folks from Disney, Hot Wheels, and Collectors Universe.

- We power the Databases and Price Guides behind brands such as Funko and Hard Rock International

- CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40M GMV

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $469,148 compared to the year ended December 31, 2021, when the Company had revenues of $443,779. Our gross margin was 78.29% in fiscal year 2022, compared to 71.25% in 2021.

- *Assets.* As of December 31, 2022, the Company had total assets of $242,029, including $45,261 in cash. As of December 31, 2021, the Company had $341,404 in total assets, including $112,406 in cash.

- *Net Loss.* The Company has had net losses of $254,729 and net losses of $162,993 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $266,380 for the fiscal year ended December 31, 2022 and $197,108 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $498,497 in debt and $4,346,406 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Hobbydb Corp. cash in hand is $52,852.35, as of April 2023. Over the last three months, revenues have averaged $56,000/month, cost of goods sold has averaged $7,071/month, and operational expenses have averaged $57,422/month, for an average burn rate of $8,493 per month. Our intent is to be profitable in 0 months.

We're working hard to ensure we can hit break even and continue to grow revenue throughout 2023.

We do not plan any changes unless we raise over $300,000 in which case we will hire two more developers to work on image recognition for our app.

We are extremely close to being profitable and plan to hit break even by Q3. We've introduced new revenue streams including advertising and data subscriptions, collection sales, and auctions to help us hit this goal.

We have raised approx. $4 million our initial 40 shareholders from in a number of rounds and believe that we could raise from them again (but there are no plans to do so).

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, [MAIN_CONTACT_NAME], certify that:

(1) the financial statements of Hobbydb Corp. included in this Form are true and complete in all material respects ; and

(2) the financial information of Hobbydb Corp. included in this Form reflects accurately the information reported on the tax return for Hobbydb Corp. filed for the most recently completed fiscal year.

[MAIN_CONTACT_NAME]
[MAIN_CONTACT_TITLE]

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to

include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.hobbydb.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5
- Financials 6
- Financials 7
- Financials 8
- Financials 9
- Financials 10

Appendix D: Director & Officer Work History

- Christian Braun
- Peter Reschke
- Ted Huffman

Appendix E: Supporting Documents

- hobbyDB_-_Certificate_of_Incorporation_2013-09-16__filed_10-01-13_.pdf

Add new Form C attachments (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- hobbyDB Subscription Agreement October 2021

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5
- Financials 6
- Financials 7
- Financials 8
- Financials 9
- Financials 10

Appendix D: Director & Officer Work History

- Christian Braun
- Peter Reschke
- Ted Huffman

Appendix E: Supporting Documents

- hobbyDB_-_Certificate_of_Incorporation_2013-09-16__filed_10-01-13_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Hobbydb Corp.

By

Christian Braun

Collector of Collectors & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ted Huffman

Board Member
4/15/2023

Christian Braun

Board Member
4/14/2023

Christian Braun

Collector of Collectors & CEO
4/14/2023